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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 14D-1
                                 (AMENDMENT NO. 2)
                                 (FINAL AMENDMENT)
                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ___________________
                                    SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)

                               AMERICAN PAGING, INC.

                         (NAME OF SUBJECT COMPANY [ISSUER])

                                  API MERGER CORP.
                                        AND
                           TELEPHONE AND DATA SYSTEMS, INC.
                                       (BIDDER)
                           COMMON SHARES ($1.00 PAR VALUE)

                           (TITLE OF CLASS OF SECURITIES)

                                      02882K10

                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                               LEROY T. CARLSON, JR.
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TELEPHONE AND DATA SYSTEMS, INC.
              30 N. LASALLE STREET, SUITE 4000, CHICAGO, ILLINOIS  60602

              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)


                               ___________________________
                                      COPY TO:
                               JAMES G. ARCHER, ESQ.
                                  SIDLEY & AUSTIN
                                  875 THIRD AVENUE
                              NEW YORK, NEW YORK 10022
                                   (212) 906-2000


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     This Amendment  No. 2 to the Tender Offer Statement on Schedule 14D-1, as
amended ("Schedule 14D-1"), and Amendment No. 4 to the Statement on Schedule 13D (collectively, the "Amendment"), relates to the offer by API Merger Corp., a Delaware corporation ("Purchaser"), and a direct wholly owned subsidiary of Telephone and Data Systems, Inc., a company organized under the laws of Iowa ("TDS"), to purchase all outstanding Common Shares, par value $1.00 per share (the "Common Shares") of American Paging Inc., a Delaware corporation (the "Company"), at a price of $2.50 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 18, 1998 (the "Offer of Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). This Amendment No. 2 constitutes the final amendment to Schedule 14D-1.

      All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

      The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, March 17, 1998. Based on a preliminary count, approximately 2,294,067 Common Shares were tendered pursuant to the Offer, of this 1,100 were tendered pursuant to notices of guaranteed delivery. On Wednesday, March 18, 1998, effective as of 12:01 a.m., all Common Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.
The Common Shares tendered, together with the 16,500,000 Common Shares already owned by Purchaser (which includes 12,500,000 Common Shares which Purchaser is receiving in connection with the conversion of all of the Series A Common Shares of the Company previously held by Purchaser), represent approximately 93.3% of the outstanding Common Shares of the Company. As a result of the foregoing, Purchaser has a sufficient number of Common Shares to enable it to effect the Merger without a vote or meeting of the Company's shareholders. After the Merger, TDS will indirectly own 100% of the Company.
 Purchaser intends to effect the Merger as soon as practicable. A press release issued by TDS on March 18, 1998 announcing the expiration of the Offer and the acceptance of validly tendered Common Shares is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby supplemented and amended by adding the following exhibit:

      (a)(11) Press Release issued by TDS on March 18, 1998.

      (c)(21) Joint Filing Agreement and Power of Attorney, dated February 10, 1997, with respect to The Voting Trust.


                                      2

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                                      SIGNATURES

Dated:  March 18, 1998

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.


API MERGER CORP.                     THE VOTING TRUST*


By: /s/ Leroy T. Carlson, Jr.        By: /S/ LEROY T. CARLSON, JR.
    -----------------------------        --------------------------------------
     Name:  LeRoy T. Carlson, Jr.        Name:  LeRoy T. Carlson, Jr.
     Title:    President                 Title:  As Trustee and Attorney-in-Fact
                                              for other Trustees**

                                   *  Signature only for Amendment No. 4 to
                                       the Schedule 13D relating to the direct
TELEPHONE AND DATA SYSTEMS, INC.       and indirect beneficial ownership of the
                                       Common Shares of American Paging, Inc.
                                       by API Merger Corp., Telephone and Data
By: /s/ Leroy T. Carlson, Jr.          Systems, Inc. and The Voting Trust,
    ----------------------------       respectively.
     Name:  LeRoy T. Carlson, Jr.
     Title: President and Chief
             Executive Officer     **Pursuant to Joint Filing Agreement and
                                       Power of Attorney filed herewith.



     Signature Page to Amendment No. 2 to Schedule 14D-1 relating to the Offer by API Merger Corp. to purchase all outstanding Common Shares of
             American Paging, Inc. and Amendment No. 4 to Schedule 13D
       relating to the direct and indirect beneficial ownership of the Common
         Shares of American Paging, Inc. by API Merger Corp., Telephone and
               Data Systems, Inc., and The Voting Trust, respectively.

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                                    EXHIBIT INDEX


         EXHIBIT NO.               EXHIBIT DESCRIPTION

          (a)(11)        Press Release  issued by TDS on March 18, 1998.

          (c)(21) Joint Filing Agreement and Power of Attorney, dated February 10, 1997, with respect to The Voting Trust.